No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF September 2007

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On September 11, 2007, Honda announced that it presented the Accord Tourer Concept at this year’s Frankfurt motor show, which provided a strong indication of the design direction of the forthcoming, all-new generation Accord range.

Exhibit 2:

On September 11, 2007, Honda announced that it presented the new generation of Honda diesel engines, i-DTEC at the 2007 Frankfurt motor show.

Exhibit 3:

On September 11, 2007, GE Honda Aero Engines announced that it began testing the first full HF120 demonstration engine (including maximum thrust levels) at Honda’s Aircraft Engine R&D Center in Japan.

Over the next five months, GE Honda will conduct an array of tests on several HF120 demonstrator engine builds to verify performance operability, thermal characteristics, and component efficiencies.

Exhibit 4:

On September 20, 2007, Honda Motor Co., Ltd. announced the line-up of motorcycles that will be premiered at the 40th Tokyo Motor Show 2007 (organized by Japan Automobile Manufacturers Association), to be held at Makuhari Messe in Chiba, Japan. (ref. # M07-031)

Exhibit 5

On September 20, 2007, Honda Motor Co., Ltd. announced that it held a groundbreaking ceremony to mark the start of construction of its new automobile plant in Yorii, Saitama prefecture, Japan. (Ref. # C07-088)

Exhibit 6

On September 27, 2007, Honda Motor Co., Ltd. announced a summary of automobile production, Japan domestic sales, and export results for the month of August 2007, including an all-time record for overseas and worldwide auto production for the month of August. (Ref.#C07-091)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Managing Director
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: October 17, 2007

HONDA AT THE FRANKFURT MOTOR SHOW

September 11, 2007 - Honda is presenting the world debut of the exciting Accord Tourer Concept at this year’s Frankfurt motor show, which provides a strong indication of the design direction of the forthcoming, all-new generation Accord range. A press conference will be held on the Honda stand in Hall 5 on the first Press Day, 11th September, between 13.15 and 13.45.

The stand focuses around the twin themes of “Sports” and “Environment” on the ground level and a comprehensive line-up of car, bike and power equipment products. The “Environment” area centres upon Honda’s ground-breaking environmental technology including the Small Hybrid Sports Concept, Honda’s i-DTEC next-generation clean diesel engine and the production Civic Hybrid. The FCX Concept with its fully-functioning fuel cell technology is also on display.

The “Sports” area of the stand includes Honda’s current F1 racing car, the RA107 piloted by Jenson Button and Rubens Barrichello, alongside Civic Type R and Honda S2000 production models.

To emphasize the major contribution made by motorcycles towards Honda’s sporting prowess and reputation there are examples of both the Repsol Honda RC212V from this year’s MotoGP series and one of the HM Plant Honda CBR1000RR Fireblades which so successfully contested this year’s Isle of Man TT races.

The extensive line-up of production motorcycles also includes the world’s first production motorcycle airbag system, available on the new Gold Wing.

Strong sales performance

Honda’s participation at Frankfurt takes place against the backdrop of a particularly successful period for Honda, with its European operations enjoying record sales this year. Over the first seven months of 2007, 235,523 cars were sold - up 22.9 per cent on the same period the previous year in a market that remains fairly static. Over half of those vehicles were produced within the European region..

The CR-V and Civic have been particularly strong performers and over the first seven months CR-V was up 81.7%, to 54,006 and the Civic up 41.2% to 91,029 units. Honda’s award winning diesel engine continues to take an increased share of total sales - above a quarter - with sales up to July of 61,860, up 22.2%.

The Accord Tourer Concept

Accord Tourer Concept

The premiere of the Accord Tourer Concept provides a strong indication of the design direction of the all-new generation Accord Tourer set to debut in mid-2008. The wider, lower look signals a sportier, more emotional styling approach, and while the design of the current Accord Tourer maximises its load-carrying capability, the new model goes for smarter, sleeker proportions while retaining a strong degree of versatility and practicality.

The Concept’s greater width makes for a more spacious cabin and also allows an increased track for enhanced handling characteristics.

The all-new Accord range will boast one of the first all-Euro 5-compliant engine line-ups. Two petrol engines of 2.0 and 2.4-litre capacities and a 2.2-litre i-DTEC diesel engine mirror those in the current Accord range, but power output will be boosted and emissions and fuel economy significantly improved.

The latest engines will be complemented by innovative new chassis technology that will deliver exceptional handling, greater linear stability and a more involving driving experience without compromising ride comfort.

The all-new Accord will debut in Sedan and Tourer forms at the 2008 Geneva motor show.

i-DTEC - Honda’s Next-Generation Clean Diesel Engine

i-DTEC Engine Tier II Bin 5

Honda’s development program for its next-generation diesel engine, which uses world-first technology to reduce emissions to a level equal to that of a petrol engine, continues apace.

The first phase of the program - compliance with the forthcoming Euro 5 legislation - has already reached fruition, and an example of the new engine, which makes its first appearance in next year’s Accord range, is being shown on the stand.

Using a combination of the latest injection technology, more efficient exhaust gas recirculation and a diesel particulate filter, the 2.2 liter i-DTEC engine comfortably exceeds the Euro 5 requirements. This achievement has not been at the expense of engine performance, however, and both power and torque levels have been increased and fuel economy improved compared to the current 140 PS unit.

Euro 5 compliance is required for all new type approvals from September 2009 and for all new cars from January 2011. Under the requirements, emissions of particulates from diesel-engined cars are reduced by 80 per cent compared to Euro 4 (down from 25 to 5 mg/km), while NOx levels are cut from 250 to 180 mg/km.

Meeting US Tier II/Bin 5 requirements

Honda continues to work on the second phase of development of its latest diesel engine and has already achieved compliance with the stringent US Environmental Protection Agency (EPA) Tier II/Bin 5 emissions requirements. This is of particular significance to the European market in that the Tier II standards are even more demanding than the Euro 6 requirements which remain at the proposal stage.

Tier II is the second stage of US emissions standards and is split into eight permanent and three temporary certification levels called ‘bins’ to which vehicles are certified. When fully implemented in 2009, a manufacturer’s light-vehicle fleet has to meet the average NOx standard of approximately 43.5 mg/km (0.07 g/mile) - the Bin 5 level (and equivalent to California’s LEV II standard).

The Bin 5 43.5 mg/km NOx level compares to the less stringent proposed Euro 6 limit of 80 mg/km for diesel engines from 2014.

A key feature of this second phase of engine development is an innovative catalytic converter that uses the reductive reaction of ammonia to ‘detoxify’ NOx by turning it into harmless nitrogen. However, unlike Selective Catalytic Reduction (SCR) systems that use urea injection supplied from a storage tank, Honda’s innovative technology uses ammonia generated directly within the catalytic converter.

It features a two-layer structure: one layer adsorbs NOx from the exhaust gas which, during periodic rich burn controlled by the engine management system, reacts with hydrogen obtained from the exhaust gas to produce ammonia; the latter is then adsorbed by the second layer. During lean burn operation, the ammonia is used to convert the remaining NOx in the exhaust, since ammonia is a highly effective reagent for reducing NOx into nitrogen in oxygen-rich, lean-burn atmospheres. The system also provides enhanced NOx reduction efficiency in the most critical temperature range of 200-300°C for diesel engine exhaust gas systems.

Petrol engines presently employ three-way catalytic converters that offer NOx reduction rates as high as 99 per cent, but this performance is possible only at the stoichiometric air fuel ratio. In the oxygen-rich environment of a lean-burn diesel engine, three-way catalytic converters only reduce NOx levels by approximately 10 per cent. Honda’s new technology efficiently reduces NOx in a lean-burn atmosphere, enabling diesel engines to rival gasoline engines in cleanliness. The system’s compactness also means it can easily be installed downstream of the standard diesel oxidation catalytic converter and diesel particulate filter (DPF).

Alongside its development of exhaust gas cleaning technology, Honda also plans to address other technical challenges in developing clean diesel engines, such as handling diesel fuels with different cetane numbers (a problem in some markets) and meeting US On-Board Diagnostic System requirements.

Diverse Line-Up Reflects Breadth of Honda’s Expertise

The Honda stand is focused around the twin themes of “Sports” and “Environment” on the ground level, as well as a comprehensive line-up of car, bike and power equipment products.

FCX Concept

FCX Concept

The “Environment” area centres upon the FCX Concept with its fully-functioning fuel cell technology. The car recently made its European driving debut on the Swedish island of Gotland, in Sweden, an area of striking natural beauty which the local authorities are working to protect. Such environmental considerations made it an ideal venue for the European debut of a fuel cell vehicle whose only “exhaust” emissions is water. Limited marketing of this new vehicle is on target to begin already next year, 2008, in Japan and the U.S.

Small Hybrid Sports Concept

Small Hybrid Sports Concept

The “Environment” area features Honda’s ground-breaking environmental technology and includes the Small Hybrid Sports Concept developed at Honda R&D Europe’s design studio based in Offenbach, Germany. Demonstrating a unique fusion of advanced hybrid technology and fun-to-drive sports car characteristics, it’s being presented in the blue and green hues of the myearthdream.com colour scheme of Honda’s Formula 1 car.

The Small Hybrid Sports Concept explores the idea that a car can have a low environmental impact, yet still deliver all the driving enjoyment expected of a compact sports car. Its IMA petrol/electric hybrid system drives through the front wheels and the two-door sports coupe design features short front and rear overhangs, an accentuated, arrow-like nose and a one-piece glass roof which terminates in a concave full width glass element forming an additional vertical window.

Compact dimensions help deliver nimble, agile performance and a good power-to-weight ratio, while a 2350 mm wheelbase in conjunction with a sports suspension, delivers stable and predictable handling characteristics.

Thin film solar cells

Thin film cell developed by Honda Engineering

Solar energy is one potential source for the generation of electricity which in turn can be used to produce the hydrogen required for fuel cells. Honda continues to research solar cell technology and has just begun mass production of thin film cells at its wholly-owned solar cell subsidiary, Honda Soltec Co., Ltd. Examples are displayed on the stand.

The thin film cell - developed by Honda Engineering Co., Ltd - is made from a compound of copper, indium, gallium and selenium (CIGS), which generates less carbon dioxide during the production stage than conventional technologies.

“Sports” zone

Civic Hybrid 24H Race

The “Sports” themed area of the stand includes Honda’s F1 racing car, the RA107 currently being campaigned by Jenson Button and Rubens Barrichello and, underlining the company’s strong motorsport heritage, alongside the latest F1 car is one of Honda’s first, the 1967 RA300. They’re joined by the Civic Type R and Honda S2000 production models.

A natural link between the two zones is the Civic Hybrid which was entered into and successfully completed this year’s ADAC 24 hour race at the Nürburgring, finishing ahead of many conventional entries.

To emphasise the major part played by motorcycles in establishing Honda’s enviable sporting record, examples of both the Repsol Honda RC212V from this year’s MotoGP series - raced by Dani Pedrosa and Nicky Hayden - and one of the HM Plant Honda CBR1000RR Fireblades which contested this year’s Isle of Man TT races are on display. The Fireblade allowed John McGuinness to record the first 130mph lap of the circuit and take victory in the Senior TT Race.

There is also a wide range of power equipment products on show demonstrating how widely used they are in daily life and underlining the diversity of Honda.

Motorcycle airbag enters production

Gold Wing with Airbag

Naturally, safety research also plays a key role in motorcycle design, exemplified by the world’s first production motorcycle airbag system now available on the new Gold Wing motorcycle shown on the stand.

By conducting extensive crash tests at its indoor omni-directional Real World Crash Test Facility, applying advanced computer simulation technology, and leading the way with the introduction of motorcycle rider test dummies, Honda has gathered and analysed a wide array of data on the behaviour of motorcycles during collisions. The motorcycle airbag is the result and it can help lessen the severity of injuries caused by frontal collisions.

Advanced Mobility

ASIMO

Also on display are two further examples of Honda’s expertise in advanced mobility.

Reaching for the skies there is an example of the company’s jet engine which is due to enter production in 2010 at a new manufacturing plant in Burlington, North Carolina.

With its feet firmly planted on the ground, ASIMO, Honda’s humanoid robot, is also on display, explaining all the developments that it has gone through and even hinting at what lies in store for its future.

HONDA PRESENTS THE ACCORD TOURER CONCEPT AND i-DTEC, THE NEXT-GENERATION CLEAN DIESEL ENGINE TECHNOLOGY, AT THE FRANKFURT MOTOR SHOW

September 11, 2007 - Honda presented to the world the exciting Accord Tourer Concept and the new generation of Honda diesel engines, i-DTEC at the 2007 Frankfurt motor show.

Accord Tourer Concept

The premiere of the Accord Tourer Concept provides a strong indication of the design direction of the all-new generation Accord Tourer set to debut in mid-2008. The wider, lower look signals a sportier, more emotional styling approach, and while the design of the current Accord Tourer maximises its load-carrying capability, the new model goes for smarter, sleeker proportions while retaining a strong degree of versatility and practicality. The Concept’s greater width makes for a more spacious cabin and also allows an increased track for enhanced handling characteristics.

The all-new Accord range will boast one of the first all-Euro 5-compliant engine line-ups which will consist of two i-VTEC petrol engines of 2.0 and 2.4-litre capacities and a newly developed 2.2-litre i-DTEC next-generation diesel engine. Compared to the current Accord engine line-up, power output will be boosted and emissions and fuel economy significantly improved.

The latest engines will be complemented by innovative new chassis technology that will deliver exceptional handling, greater linear stability and a more involving driving experience without compromising ride comfort.

The all-new Accord will debut in Sedan and Tourer forms at the 2008 Geneva motor show.

The all-new i-DTEC is the 2nd diesel engine Honda has developed. By further improving the current award winning i-CTDi’s superb performance, fuel economy and emission efficiencies, i-DTEC has achieved various stringent emission standards in the U.S., Japan and Europe (Honda test data).

The first phase of the programme – compliance with the Euro 5 legislation expected in 2009 – has already reached fruition, and an example of the new engine, which makes its first appearance in next year’s Accord range, is being shown on the stand.

Honda continues to work on the second phase of development of its latest diesel engine and has already achieved compliance with the stringent US Environmental Protection Agency (EPA) Tier II/Bin 5 emissions requirements. This is of particular significance to the European market in that the Tier II standards are even more demanding than the Euro 6 requirements which remain at the proposal stage. An example of this engine is also on display at the stand.

-	In Euro 5 regulation, emissions of particulates from diesel-engined cars are expected to be reduced by 80 per cent compared to Euro 4 (down from 25 to 5 mg/km), while NOx levels are cut from 250 to 180 mg/km.

-	Tier II is the second stage of US emissions standards and is split into eight permanent and three temporary certification levels called ‘bins’ to which vehicles are certified. When fully implemented in 2009, a manufacturer’s light-vehicle fleet has to meet the average NOx standard of approximately 43.5 mg/km (0.07 g/mile) – the Bin 5 level (and equivalent to California’s LEV II standard).

GE Honda Aero Engines begins full engine testing of HF120

TOKYO, Japan - September 11, 2007 - GE Honda Aero Engines has begun testing the first full HF120 demonstration engine (including maximum thrust levels) at Honda’s Aircraft Engine R&D Center in Japan.

HF120 full demonstrator engine with funnel

Over the next five months, GE Honda will conduct an array of tests on several HF120 demonstrator engine builds to verify performance operability, thermal characteristics, and component efficiencies. This full-engine testing follows several months of engine core (hot section) tests on several builds of hardware.

The aggressive HF120 test schedule this year is geared to validate significant design enhancements to the engine before full certification testing begins in 2008. Currently, the company is finalizing and releasing hardware for the seven HF120 engines in the certification program.

“This is an exciting and intense period in the development program,” said Bill Dwyer, president of GE Honda Aero Engines. “ We are validating our latest design enhancements through as much core- and full-engine testing as possible before the first certification engines are assembled and tested.”

GE Honda tested the HF120 core (compressor, combustor, high-pressure turbine) this past spring to validate aeromechanical characteristics of the compressor and turbine airfoils. The second core test conducted this summer focused on overall component performance and engine thermal characteristics.

The GE Honda HF120 engine was formally launched in October 2006 when it was selected to power both the HondaJet advanced light jet and the Spectrum Aeronautical “Freedom” business jet. HF120 certification is targeted for 2009, with entry into service on both aircraft scheduled to begin in 2010.

HF120 engine production will begin in 2009 at GE’s Lynn, Massachusetts, facility. Honda Aero Inc. recently announced plans to build an engine production facility in Burlington, North Carolina, which is slated to open for engine deliveries in 2010.

The HF120 engine, rated at 2,095 pounds of thrust, succeeds Honda’s original HF118 prototype engine, which has accumulated more than 4,000 hours of testing on the ground and in-flight. GE and Honda redesigned the engine for higher thrust, while seeking new standards of performance in terms of fuel efficiency, durability, and low noise and emissions.

The HF120 technologies include:

*Fan: A wide chord, compound-swept front fan and two-stage booster. The front fan and booster are GE Honda blisk designs with the latest 3D aerodynamic design, the same technology used to design GE’s GEnx engines and Honda’s Formula One experience for lower weight and efficiency. The outlet guide vanes are composite for weight reduction.

*Compressor: Features a high temperature, titanium impeller developed by Honda over the past 20 years for maximum engine pressure ratio and stall-free performance.

*Combustor: Based on the Honda HF118-design, it features, compact reverse-flow configuration and single-stage air-blast fuel nozzles. The liner is made of advanced material with laser-drilled, multi-hole cooling.

*Turbine: For durability, advanced materials are being used, including single-crystal high-pressure (HP) turbine blade materials from the GEnx engine. The low-pressure turbine (LP) is a two-stage configuration. A counter-rotating HP and LP spool shaft system provides further reduction in weight.

A key cost-of-ownership feature of the HF120 will be the ability to operate in service for an industry best-in-class 5,000 hours before the first major overhaul with no need to open the engine for interim hot-section inspections. Keys to this capability are the advanced airfoil materials and coatings that GE and Honda are maturing for the engine’s high-pressure turbine section.

The emergence of light, low-cost business jets creates considerable opportunity for highly reliable and durable jet engines. The GE Honda HF120 durability will be ideally suited for high-utilization aircraft, such as the emerging air taxi segment. Lightweight and efficient design enables the performance, range and comfort required of the business jet customer.

In 2004, GE and Honda formed its 50/50 joint company, based in Cincinnati, Ohio, near the GE Aviation headquarters. The joint company integrates the resources of GE and Honda Aero, Inc. in Reston, Virginia, a Honda subsidiary established to manage its aviation engine business.

ref. # M07-031

Overview of Honda Motorcycle Exhibition

for the 40th Tokyo Motor Show 2007

September 20, 2007 Tokyo—Honda Motor Co., Ltd. today announced the line-up of motorcycles that will be premiered at the 40th Tokyo Motor Show 2007 (organized by Japan Automobile Manufacturers Association), to be held at Makuhari Messe in Chiba, Japan from Saturday, October 27 to Sunday, November 11, 2007. Honda’s motorcycle exhibition will feature World Premiere concept models (prototype), pre-launch models, and a comprehensive line-up of other motorcycles and advanced environmental and safety technologies.

Conceived around the theme Find Your Wings, this year’s motorcycle display will feature a wide variety of engine variations and the innovative motorcycles. The exhibition is designed to help customers find a model that will match their dreams, providing genuine riding satisfaction and enjoyment. Honda’s displays will feature 10 World Premiere models (14 motorcycles), three Japan Premiere models (three motorcycles) and others counting 33 exhibits, as well as Honda’s environmental and safety technologies including rider training devices.

The display will present the EVO6 concept model, featuring assimilation of Honda’s original horizontally opposed six-cylinder engine and sophisticated design, creating a new category in the market, along with all-new FORZA Z scooter. Other highlights are CB1100F and CB1100R concept models equipped with Honda’s traditional yet continually matured inline four-cylinder engines—a new proposal of motorcycles for next generation. Other exhibits will feature Honda’s line-up of ground-breaking technologies, highlighting our commitment to the development of leading environmental and safety technologies, and Honda’s motor sports racing machines, which symbolize our spirit of challenge and the pursuit of dreams. The diverse line-up of Honda motorcycles is designed to embody the dreams, challenges and advanced innovation of Honda’s driving force. These motorcycles are expected to fit the diverse lifestyles of its customers while delivering new levels of value and genuine riding pleasure.

EVO6	FORZA Z

CB1100F	CB1100R

■ Overview of Featured Motorcycles and Other Exhibits

World Premiere model <«>	Japan Premiere model <¶>

<Exhibition Model: Prototype>

• EVO6 <«>
• CB1100F <«>	• CB1100R <«>

<Exhibition Model: Scheduled for Release>

• GOLDWING <¶>
• CB1300 SUPER FOUR <ABS>/SUPER BOL D’OR <ABS> <«>
• SHADOW <750>	• SHADOW <400>
• SILVER WING <400>	• FORZA Z/Z ABS <«>
• CB223S <«>	• LEAD <¶>

<Exhibition Model: Special Import>

  • ST1300 Pan-European <ABS>

<Production Model>

• CB750	• CBR600RR
• CB400SS	• XR400 Motard
• CRF150R	• Today

<Exhibition Model: Racing Models>

  • RC212V (2007 MotoGP racing machine)

  • CRF450R (2007 All Japan Motocross Championship IA1 Class racing machine)

  • COTA 4RT (2007 Trial World Championship Series winning machine)

  • CBR1000RRW/CBR1000RR (2007 Suzuka 8 Hours Endurance Road Race racing machine)

<Environmental and Safety Technologies>

• Honda Riding Simulator	• Riding Trainer
• Variable Cylinder Management system equipped engine for motorcycle
• FORZA engine (cutaway model)

*	The total number of motorcycles and other exhibits may change without any notification.

Ref. # C07-088

Honda Begins Construction of New Auto Plant in Yorii

Tokyo, September 20, 2007 – Honda Motor Co., Ltd. today held a groundbreaking ceremony to mark the start of construction of its new automobile plant in Yorii, Saitama prefecture, Japan.

The groundbreaking ceremony was attended by approximately 100 dignitaries and guests, including Kiyoshi Ueda, the governor of Saitama prefecture; Akira Matsunaga, the director of Automobile Division, Ministry of Economy, Trade, and Industry (METI); Shinichi Yahagi, the director of Policy and Coordination Division, Ministry of the Environment; and Mikio Tsukui, the mayor of Yorii; as well as Takeo Fukui, the president and CEO of Honda.

The new auto plant is scheduled to begin production in 2010, with an annual production capacity of approximately 200,000 units. Along with the new engine plant in Ogawa, which is scheduled to become operational in 2009, the new auto plant in Yorii will be built with the concept of “a people-friendly and resource/energy-recycling Green Factory that will employ high quality and highly efficient production and logistics systems” and with the existing Sayama plant, Honda will further strengthen its technological capabilities. These plants will be responsible for evolving such technologies horizontally to other Honda operations worldwide.

In the area of the environment, Honda will accelerate its efforts to establish a “Green Factory,” which can coexist in the local community, through various activities including planting Yorii-native plants in green space and the rooftop afforestation of the plant.

About Yorii Auto Plant

Location:	Tomita, Yorii-machi, Osato-gun, Saitama (2km from Ogawa plant)
Lot Size:	Approximately 980,000 square meters (m2)
Production Capacity:	200,000 units/year
Start of Operation:	2010

Ref.#C07-091

Honda Achieves Record Monthly Overseas and Worldwide Auto Production

September 27, 2007– Honda Motor Co., Ltd. today announced a summary of automobile production, Japan domestic sales, and export results for the month of August 2007, including an all-time record for overseas and worldwide auto production for the month of August.

<Production>

Due to an increase in production for overseas market, domestic production experienced a year-on-year increase for the first time in two months (since June 2007).

Overseas production experienced a year-on-year increase for the 25th consecutive month (since August 2005).

Worldwide production experienced a year-on-year increase for the 25th consecutive month (since August 2005).

Honda set an all-time record for the month of August for overseas production and worldwide production, as well as production in North America, the U.S., Asia and China.

<Japan Domestic Sales>

Total domestic sales experienced a year-on-year decline for the eighth consecutive month (since January 2007).

New vehicle registrations in August experienced a year-on-year decline for the fourth consecutive month (since May 2007).

Sales of mini-vehicles in August experienced a year-on-year decline for the sixth consecutive month (since March 2007).

<Vehicle registrations - excluding mini-vehicles>

Fit was the industry’s third best selling car among new vehicle registrations for the month of August, with sales of 6,386 units. Sales of Step Wagon totaled 3,629 units.

<Mini vehicles - under 660cc>

Life was the industry’s sixth best selling car among mini-vehicles for the month of August with sales of 5,069 units. Zest was the industry’s ninth best selling car with sales of 3,019 units.

<Exports from Japan>

Total exports from Japan in August experienced a year-on-year increase for the second consecutive month (since July 2007).

PRODUCTION, SALES, EXPORTS (August 2007)

Production

	August		Year-to-Date Total (Jan. - Aug. 2007)
	Units	vs’06	Units	vs’06
Domestic	96,415	+6.8%	870,218	+2.6%
Overseas (CBU only)	214,702	+9.1%	1,687,841	+10.2%

Worldwide Total	311,117	+8.4%	2,558,059	+7.5%

Production by Region

	August		Year-to-Date Total (Jan. - Aug. 2007)
	Units	vs’06	Units	vs’06
North America	126,968	+0.4%	967,150	+3.5%
(USA)	90,847	+0.9%	687,692	+4.6%
Europe	13,898	+28.1%	149,442	+18.4%
Asia	61,802	+22.9%	492,846	+20.4%
(China)	35,100	+24.1%	281,023	+29.3%
Others	12,034	+31.0%	78,403	+27.3%

Overseas Total	214,702	+9.1%	1,687,841	+10.2%

Japan Domestic Sales

	August		Year-to-Date Total (Jan. - Aug. 2007)
Vehicle type	Units	vs’06	Units	vs’06
Registrations	23,657	-9.5%	256,032	-6.1%
Mini-Vehicles	13,123	-33.0%	148,795	-17.7%

Honda Brand Total	36,780	-19.6%	404,827	-10.7%

Exports from Japan

	August		Year-to-Date Total (Jan. - Aug. 2007)
	Units	vs’06	Units	vs’06
North America	40,664	+41.3%	268,442	+19.7%
(USA)	38,112	+39.9%	253,774	+27.8%
Europe	10,090	+67.7%	80,674	-10.4%
Asia	2,528	+346.6%	17,828	+47.2%
Others	9,458	+17.2%	95,741	+18.0%

Total	62,740	+44.4%	462,685	+13.5%